EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports First Quarter 2016 Financial Results

Holon, Israel, May 10, 2016 – Compugen Ltd.  (NASDAQ: CGEN), a leading predictive drug discovery company, today reported financial results for the first quarter ended March 31, 2016.

Anat Cohen-Dayag, Ph.D., Compugen’s President and Chief Executive Officer, stated, “The novel nature of our early-stage immuno-oncology Pipeline Program and the data we are obtaining provide the potential for multiple transformational, first-in-class, antibody drugs for immuno-oncology. In this respect, CGEN-15029, the lead internal program in our immuno-oncology pipeline, is anticipated to reach IND filing next year.”

Dr. Cohen-Dayag continued, “In addition to programs, such as CGEN-15029, based on immune checkpoint candidates expressed on T cells, our immuno-oncology pipeline also includes novel target candidates expressed on myeloid cells. Myeloid target candidates have been identified by Compugen within the tumor microenvironment of multiple types of cancers, and we are now in the process of verifying their role in T cell inhibition and further assessing potential mechanisms of action by which they may suppress immune response. We are excited about our discoveries in this emerging field of tumor biology, and believe that our novel myeloid target candidates may provide new treatment options for patients whose disease is refractory to existing immune checkpoint inhibitors or other treatment modalities.”

Dr. Cohen-Dayag added, “Our access to the knowledge and expertise of highly distinguished leaders in the industry provides us with support and guidance to navigate the challenging path of translating novel drug targets to therapies. In this respect, we were very pleased to announce today that Steven Holtzman, former Executive Vice President of Corporate Development at Biogen, has joined Compugen as a strategic business advisor. Steve brings a remarkable breadth of experience on multiple business fronts in the biotech industry. We look forward to working with Steve and benefiting from his guidance and experience as we advance toward our goal of transforming our novel immuno-oncology target candidates into the next wave of cancer immunotherapies.”

Revenues for the first quarter of 2016 were $0.1 million, compared with $0.5 million in the comparable period of 2015, in both cases consisting primarily of the non-cash amortization of the upfront payment from the August 2013 collaboration and license agreement with Bayer Pharma (the “Bayer Agreement”).

R&D expenses for the first quarter of 2016 were $6.8 million, compared with $4.8 million in the comparable period of 2015. The increase primarily reflects a substantial increase in activities involving our pipeline program candidates, including the hiring of additional professional employees and manufacturing and regulatory consultants to support pre-clinical activities.

Net loss for the first quarter of 2016 was $8.6 million, or $0.17 per diluted share, compared with a net loss of $6.1 million, or $0.12 per diluted share, in the comparable period of 2015.

As of March 31, 2016, cash, cash related accounts and short-term bank deposits totaled $81.3 million, compared with $81.4 million at December 31, 2015. Such cash balances for March 31, 2016 reflect the receipt during the quarter ending March 31, 2016 of $7.8 million in connection with a third milestone under the Bayer Agreement which had been achieved and recognized as revenue in the fourth quarter of 2015. The Company has no debt.

Conference Call and Webcast Information

Compugen will hold a conference call with an accompanying webcast slide presentation to discuss its first quarter results today, May 10, 2016, at 10:00 a.m. ET. To access the conference call, please dial 1-888-407-2553 from the US or +972-3-918-0685 internationally. The conference call and the accompanying slide presentation will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call and the accompanying slide presentation will be available approximately two hours after the completion of the live conference call. The replay and the accompanying slide presentation can be accessed through Compugen’s website, located at the following link. To access the audio replay only, please dial 1-888-326-9310 from the US or +972-3-925-5925 internationally. The replay will be available through May 12, 2016.

(Tables to follow)

About Compugen

Compugen is a leading therapeutic discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The primary focus of the Company’s current pipeline is on immune checkpoint target candidates discovered by the Company, potentially providing the basis for a next wave of therapeutics for cancer immunotherapy. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, monoclonal antibody therapeutic candidates are discovered and developed against the Company’s novel target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and may not be successful in generating adequate revenues or commercializing aspects of our business model, and the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended
	March 31,
	2016	2015
	Unaudited	Unaudited

Revenues	93	513
Cost of revenues	81	382
Gross profit	12	131

Operating expenses
Research and development expenses, net	6,774	4,786
Marketing and business development expenses	272	230
General and administrative expenses	1,837	1,437
Total operating expenses	8,883	6,453

Operating loss	(8,871)	(6,322)
Financing and other income, net	270	179
Net loss	(8,601)	(6,143)

Basic and diluted net loss per ordinary share	(0.17)	(0.12)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	50,626,455	50,344,630

COMPUGEN LTD. CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2016	2015
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	81,254	81,421
Investment in marketable securities	289	426
Trade receivable	-	7,800
Other accounts receivable and prepaid expenses	1,180	1,352
Total current assets	82,723	90,999

Non-current assets
Non-current prepaid expenses	94	101
Severance pay fund	2,271	2,179
Property and equipment, net	6,318	6,028
Total non-current assets	8,683	8,308

Total assets	91,406	99,307

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	5,556	6,542
Deferred revenues	219	312
Total current liabilities	5,775	6,854

Non-current liabilities
Accrued severance pay	2,739	2,556
Total non-current liabilities	2,739	2,556

Total shareholders' equity	82,892	89,897
Total liabilities and shareholders' equity	91,406	99,307